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                                              Filed by Laser Vision Centers Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                      Subject Company: Laser Vision Centers Inc.
                                                  Commission File No.: 001-10629

The following is the text of a joint press release issued by TLC Laser Eye Centers Inc. and Laser Vision Centers Inc.:

Friday October 19, 4:05 p.m. Eastern Time

PRESS RELEASE

SOURCE: TLC Laser Eye Centers Inc.

TLC AND LASER VISION CENTERS ANNOUNCE EXPIRATION OF HART-SCOTT-RODINO WAITING PERIOD

BETHESDA, Md. & ST. LOUIS--(BUSINESS WIRE)--Oct. 19, 2001--TLC Laser Eye Centers Inc. (Nasdaq:TLCV; TSE:TLC) and Laser Vision Centers Inc.
(Nasdaq:LVCI) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act for their previously announced merger expired on Thursday, October 18, 2001.

This expiration removes one of the regulatory conditions necessary for the successful completion of the transaction.

TLC and LaserVision continue to anticipate that the transaction will be closed during TLC's fiscal 2002 third quarter.

Founded in 1993, TLC enjoys a number of valuable assets including a network of more than 12,500 affiliated doctors, access to some of the newest refractive technologies, proven patient education and marketing programs, The TLC Lifetime Commitment (SM) to patients, a full suite of advanced information systems and support services, and a well established corporate brand.

Founded in 1986, LaserVision brings extensive relationships with more than 900 independent surgeons, a strong operations management culture, state-of-the-art mobile laser technology, and experience with the mobile cataract services and ophthalmic ambulatory surgical center businesses. LaserVision operates in the United States and the United Kingdom.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

This press release contains certain forward-looking statements about TLC, LaserVision and the proposed merger within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, which statements can be identified by the use of forward looking terminology, such as "may", "will", "expect", "intend", "anticipate", "estimate", "predict", "plan" or "continue" or the negative thereof or other variations thereon or comparable terminology referring to future events or results. Forward looking statements, by their nature, are subject to risks and uncertainties, TLC's and LaserVision's actual results could differ materially from those anticipated in these forward-


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looking statements as a result of numerous factors, including the ability of TLC and LaserVision to consummate a merger and successfully integrate operations, the timing of expenditures and expansion opportunities, any of which could cause actual results to vary materially from current results or anticipated future results. See TLC's reports filed with the Toronto Stock Exchange and the U.S. Securities and Exchange Commission and LaserVision's reports filed with the U.S. Securities and Exchange Commission from time to time for cautionary statements identifying important factors with respect to such forward looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward looking statements. TLC and LaserVision assume no obligation to update the information contained in this press release to update forward looking statements to reflect changed assumptions, the occurrence of anticipated events or changes in future operating results, financial condition or business over time.

TLC has filed a Registration Statement on Form S-4 with the SEC in connection with the transaction, and TLC and Laser Vision have filed with the SEC and will mail to their shareholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statements/Prospectus will contain important information about TLC, Laser Vision, the transaction and related matters. You are urged to read the Registration Statement and the Proxy Statements/Prospectus carefully. You will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by TLC and Laser Vision through either company or through the web site maintained by the SEC at www.sec.gov. TLC and Laser Vision, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies with respect to the transaction. Information regarding TLC's directors and executive officers is contained in TLC's reports filed with the SEC, which are available at the web site maintained by the SEC at www.sec.gov or directly from TLC. Information regarding Laser Vision's directors and executive officers is contained in Laser Vision's reports filed with the SEC, which are available at web site maintained by the SEC at www.sec.gov or directly from Laser Vision.

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Contact:
     TLC Laser Eye Centers Inc.
     Stephen Kilmer (for analyst, investor and business/financial/trade media support)
     Tel: 800/TLC-1033 ext. 3904
     stephen.kilmer@tlcvision.com
     www.tlcvision.com
           or
     Laser Vision Centers Inc.
     John Stiles, 314/434-6900
     jstiles@laservision.com
           or
     TLC VISION Merger Hotline
     David Smith (for consumer, doctor and general inquiries)
     Tel: 800/TLC-1033 ext. 3060
     merger@tlcvision.com